UNITIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of June 9, 2004

Commission File Number: 0-17551

Trans-Orient Petroleum Ltd.
(Translation of registrant’s name into English)

Suite 1407 - 1050 Burrard Street
Vancouver B.C. Canada V6Z 2S3
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

1)	Material Change Report (BC FORM 53-901F) dated December 9, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.

	By:	/s/ Garth Johnson
Garth Johson
Chief Financial Officer
Corporate Secretary
Date: June 9, 2004

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd. 1407-1050 Burrard Street Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about June 09, 2004

Item 3.	Press Release

June 09, 2004, Vancouver, B.C.

Item 4.	Summary of Material Change

Trans-Orient Petroleum Ltd. Extends Warrants

Trans-Orient Petroleum Ltd., (OTCBB:TOPLF) advises that the Company has approved an extension in the term of 1,000,000 outstanding common share purchase warrants, for an additional one year. In consideration for the extension, the holders of these warrants agreed to immediately exercise 100,000 warrants at the exercise price of US$0.30.

Item 5.	Full Description of Material Change

Vancouver, BC, June 9, 2004 -- /PRNewswire/ -- Trans-Orient Petroleum Ltd., (OTCBB:TOPLF) advises that the Company has approved an extension in the term of 1,000,000 outstanding common share purchase warrants, for an additional one year. Subject to an increase in the exercise price by US$0.05 per share to US$0.35. The new expiry date is June 13, 2005. In consideration for the extension, the holders of these warrants agreed to immediately exercise 100,000 warrants at the exercise price of US$0.30.The warrants were issued to related parties of Trans-Orient Petroleum Ltd. in 2002 as part of a private placement of units (share and warrant) completed at that time.

For further Information:
604-682-6496

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Date of Report
June 9, 2004

June 09, 2004	"Garth Johnson" ______________________________ Garth Johnson, Corporate Secretary/Chief Financial Officer Place of Declaration: Vancouver, British Columbia